IMC Announces Three-Year CAD$80.4 Million Sales Agreement with Gross Margin of 50% by Focus Medical with Super Pharm, Israel's Largest Pharmacy Chain, for IMC-Branded Medical Cannabis Products

  Focus Medical has entered into a three-year binding sales agreement with Super-Pharm, Israel's largest pharmacy chain, for 13,575kg of IMC branded medical cannabis products

  Sales to begin in April 2020 through Super-Pharm's omnichannel distribution network including 41 pharmacies licensed to sell medical cannabis, as well as home delivery and e-commerce platforms

  To date in 2020, Focus Medical has signed binding sales agreements for 17,975kg of medical cannabis products with a value of CAD$107.4 million in revenue expected over the next three years

Toronto and Glil Yam, Israel, April 13, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and Europe, is pleased to announce that Focus Medical Herbs Ltd. ("Focus Medical") has signed a binding three-year agreement for the sale of 13,575kg of IMC-branded medical cannabis products (the "Sales Agreement") to Super-Pharm (Israel) Ltd. ("Super-Pharm"), Israel's largest drugstore chain, which was founded by the Koffler family in 1978 and operates 250 pharmacies across Israel.

Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. Due to those exclusive commercial arrangement, the Sales Agreement is expected to generate approximately CAD$80.4 million in consolidated revenues to IMC over a three-year period beginning  April  2020 , with an expected gross margin of 50%1. The Sales Agreement, coupled with previously announced agreements with Israeli pharmacies (together, the "Pharmacy Sales Agreements"), now total 17,975kg of medical cannabis contracted by Focus Medical for sale under the IMC brand in the next three years. In aggregate, the Pharmacy Sales Agreements are expected to generate total revenue of approximately CAD$107.4 million with an expected gross margin of 50%1. By comparison, for the nine-month period ended September 30, 2019, IMC generated $6.6 million in revenue and a gross profit of $3.4 million, or 52%, on an unaudited basis.

"Super-Pharm is a leading Israeli retail pharmacy chain and we are delighted to see Focus Medical partner with them to provide greater access to high-quality, IMC-branded medical cannabis products for patients." said Oren Shuster, Chief Executive Officer of IMC. "Over the past few months, Focus Medical has signed binding sales agreements with two other pharmacies, which will help cement IMC's brand leadership. Furthermore, we expect further expansion of our business both in Israel and Europe over the remainder of 2020 and are well-positioned to continue winning business based on our ability to ensure consistent, top-quality supply to large industry players in both markets. We are committed to driving these results to the bottom line for the benefit of shareholders as we continue to aggressively expand over the next 12 months."

Nitzan Lavi, CEO of Super-Pharm added, "At Super-Pharm, it is imperative that we work with partners that consistently provide the highest quality medical products to our national network of 250 pharmacies across Israel. We trust the IMC brand which, over the past decade, has built a solid reputation for operational excellence. We have full confidence that our partnership will deliver the highest quality medical cannabis to patients and expect to continue to grow our relationship as demand continues to expand in Israel."

Additional Details of the Sales Agreement

The Koffler family has long-standing roots in the pharmacy industry. Leon Koffler founded Super-Pharm in 1978 and his father, Murray Koffler, founded Shoppers Drug Mart in Canada starting with operating his father's two pharmacies in 1941.

Super-Pharm currently has 41 of its 250 pharmacies in Israel licensed to sell medical cannabis to patients. Its pharmacies have a footprint throughout Israel's north, centre and south regions. Additionally, Super-Pharm has established national e-commerce and home delivery platforms to distribute medical cannabis.

The Sales Agreement was signed on April 13, 2020. According to the Sales Agreement, Focus Medical will sell Super-Pharm with a total 13,575Kg of IMC-branded medical cannabis over the next three years: 2,270kg in 2020, 4,980kg in 2021, and 6,325kg in 2022. Medical cannabis products sold under the Sales Agreement will include both dry flower and extract products.

Pharmacy Sales Agreements Announced in 2020

Focus Medical has signed the following agreements for sale of IMC branded medical cannabis in Israel:

  13,575kg worth  approximately CAD$80.4 million over three years, signed April 13, 2020 with Super-Pharm.

  2,000kg worth approximately CAD$12 million, signed April 6, 2020 with Shor Tabachnik pharmacies (link).

  2,400kg worth approximately CAD$15 million, signed March 29, 2020 with Oranim Pharm and Medi Plus pharmacies (link).

Total Pharmacy Sales Agreements announced in 2020: 17,975 kg worth CAD$107.4 million over the next three years.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About Focus Medical Herbs Ltd.

Focus Medical is one of eight original licensed producers of medical cannabis in Israel and has over 10 years of experience growing high quality medical cannabis in the Israeli market. Focus Medical has an exclusive commercial agreement with IMC to distribute its production under the IMC brand. In addition to its own capacity, Focus Medical has supply agreements with two other third-parties for additional supply using its proprietary genetics and for sale under the IMC brand.

About Superpharm (Israel) Ltd.

Super-Pharm is a leading drugstore chain in Israel. Established in 1978 by Leon Koffler, the company now has 250 branches in Israel, selling an extensive range of pharmaceuticals, health products, vitamins, minerals, cosmetics, toiletries, and baby products.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, statements relating to the Company's projected revenues and profitability due to the Sales Agreement and the Pharmacy Sales Agreements of Focus Medical over the next three years, the expected amount of medical cannabis to be delivered by Focus Medical under the Sales Agreement, the type of medical cannabis products to be sold under the Sales Agreement, the demand for medical cannabis in Israel, and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; business disruptions due to the COVID-19 global pandemic and other disease outbreaks; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees. Please see the Company's Form 2A Listing Statement which is available under the Company's profile on SEDAR for additional related risks factors that could materially affect the Company's operations and financial results. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

1 The Company and its management believe that these estimates are reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the Pharmacy Sales Agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See "Disclaimer for Forward Looking Statements".

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca